FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of February, 2003

                                  VI GROUP PLC
                                  ------------
                 (Translation of registrant's name into English)

        THE MILL, BRIMSCOMBE PORT, STROUD, GLOUCESTERSHIRE GL-52QG,  U.K.
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                            Form 20-F  X   Form 40-F . . .
                                      ---

Indicate  by  check  mark  whether  the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes . . . No  X
                                                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                                EXPLANATORY NOTE

PURPOSE  OF  FILING

THE PURPOSE OF THIS REPORT IS TO REPORT ISSUANCE BY THE REGISTRANT OF A PRESS RELEASE REPORTING THE RESIGNATION OF PETER WHARTON AS FINANCE DIRECTOR AND
COMPANY  SECRETARY,  AS  FOLLOWS:

[MONDAY 24TH FEBRUARY 2003]


VI GROUP PLC

                           (AIM (VIG) and AMEX (GVI))


BOARD CHANGE


VI Group plc (the "Group"), one of the leading software providers to the mould and die industry, announced today that Peter Wharton has resigned from his positions as Finance Director and Company Secretary, with effect from 22nd
February. Mr Wharton will continue to work for the Group in assisting with the finalisation of the 2002 accounts. Pending the appointment of a replacement, the Finance Function will report to the Board through the Chief Executive, Don Babbs.

Stephen Palframan, Chairman of the Group, commented:

"On behalf of the Board, I would like to thank Peter for his contribution to the Group that spans the period following our flotation in 1998 until the present time and wish him every success in the future."

FOR FURTHER INFORMATION PLEASE CONTACT:

Don Babbs, Chief Executive
                                                              Tel: 01453 732 900

Peter Wharton


VI  GROUP  PLC
                                                              Tel: 020 7606 1244

Tom Randell
MERLIN FINANCIAL



                                      -End-

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               VI GROUP PLC

                               By s/  Elliot I. Miller
                                  --------------------
                                      Elliot I. Miller
                                      Director and Deputy Chairman
                                      of VI Group plc


Date: February 25, 2003



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